UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Willey, Frank P
   3916 State St., Ste. 200
   Santa Barbara, CA  93105
   Ventura
2. Issuer Name and Ticker or Trading Symbol
   CKE Restaurants, Inc.
   CKR
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   October 31, 2000
5. If Amendment, Date of Original (Month/Year)
   June 30, 2000
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |      |    | |                  |   |           |326,339 (3)        |D     |                           |
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Common Stock               |      |    | |                  |   |           |2,246,412 (3)      |I     |by Cannae L/P              |
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Common Stock               |      |    | |                  |   |           |627,155            |I     |by FNF                     |
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Common Stock               |      |    | |                  |   |           |274,900            |I     |by SBRG                    |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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NonQualified Stock Opt|$3.3125 |6/14/|J(1)|V|20,000     |A  |(1)  |6/14/|Common Stock|20,000 |(1)    |83,988      |D  |            |
ion                   |        |00   |    | |           |   |     |10   |            |       |       |            |   |            |
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4 1/4% Convertible Deb|$43.82  |6/1/0|P   | |$2,000,000 |A  |immed|3/15/|Common Stock|45,641 |$405.90|            |D  |            |
entures due 2004      |        |0    |    | |           |   |.    |04   |            |       |(2)    |            |   |            |
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4 1/4% Convertible Deb|$43.82  |6/1/0|P   | |$500,000   |A  |immed|3/15/|common Stock|11,410 |$415(2)|            |D  |            |
entures due 2004      |        |0    |    | |           |   |.    |04   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Granted pursuant to the CKE 1999 Stock Incentive Plan, which isx exempt under SEC Rule 16(b)(3). One-third of the options granted are exercisable on each of the first three anniversaries of the grant date.
(2) These convertible debentures are sold in denominations of $1,000 and were purchased at this price per
$1,000 face
value.
(3) Cannae Limited Partnership-Amended. Reporting Person withdrew 321,799 shares from partnership on June
5,
2000.